Offering Statement for:

AXE A.I Technologies, LLC
dba: Axe Digital Tech

Jumpstart Micro™



OFFERING STATEMENT

July 11, 2016

This Offering Statement ("**Disclosure**") is furnished solely to prospective investors through the Jumpstart Micro, Inc Funding Portal ("**Funding Portal**"). Jumpstart Micro is registered with the SEC (Securities Exchange Commission) as a Funding Portal and a Member of FINRA (Financial Industry Regulatory Authority). The portal address is www.jumpstartmicro.com

This disclosure is for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by AXE A.I. Technologies LLC ("**Issuer**" or **"Axe Digital"**). The Securities will be issued pursuant to, and will be governed by, an agreement among the Issuer and the purchasers of the Securities. The securities being offered are LLC Units.

The Issuer is seeking to raise a minimum of $100,000 and maximum of $500,000 through the offer and sale of Securities on the Portal ("**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) ("**Exemption**") of the U.S. Securities Act of 1933 ("**Securities Act**") and the regulations defined as **Regulation Crowdfunding**.

A crowdfunding investment involves risk. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

Jumpstart Micro™

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure or on the Funding Portal.

To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) process an investment through the funding portal which goes into a bank Escrow until the minimum target investment is reached.

The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes. However, if any material changes are made, each Investor will be notified and is required to reconfirm their investment commitment within 5 days or the investment is cancelled. Investors are also given the right to terminate an investment within 48 hours from a notice that the target has been met.

Investors should be aware that certain information contained in this Disclosure and on the Funding Portal constitutes forward looking statements by the Issuer. These are based on assumptions by the Issuer and in many cases very difficult to project and may change based on unforeseen circumstances beyond the control or unknown to the Issuer. Investors should take caution when evaluating forward looking statements.

For all Investors and Issuers, it is required to acknowledge disclosures on the funding portal and attached as Appendix A.

Issuer Information

Name of issuer:	**AXE A.I. Technologies LLC**
Legal status of issuer	
Entity Form:	**Limited Liability Company**
Jurisdiction of Incorporation/Organization:	**Ohio**
Date of organization:	**December 8, 2008**
Physical address:	**5505 Keim Circle, Suite 330** **Columbus, Ohio 43228**
Website address:	**www.axedigitalguitar.com**

Intermediary/Funding Portal Information

Intermediary:	Jumpstart Micro, Inc
CIK Number:	0001664804
SEC File Number:	007-00008
CRD Number:	NA
Funding Portal Address:	https://jumpstartmicro.com
Compensation to Intermediary:	6% of the closing amount raised
Direct or Indirect interest by Intermediary:	None

The Security Offering

Type of security offered:	**LLC Units**
Target number of securities being offered:	**40,000**
Price of Security:	**$2.50**
Method of determining price:	**Comparisons to competition in this market and revenue projections**
Target Amount:	**$100,000 (2.7%)**
Oversubscription allowed:	**Yes**
Allocation method of oversubscription:	**First come, first serve**
Maximum amount of offering:	**$500,000 (12%)**
Deadline to reach target amount:	**November 1, 2016**
Purpose of the offering:	**The application is developed and in the market today. Proceeds will be used to produce new units, marketing, working capital, and additional research and development**
Ownership % by new Investors:	**2.7% - 12%**
Voting rights:	**Yes**
Future annual report location:	**www.axedigitalguitar.com/annualreport**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Jurisdictions

Jurisdictions in which the issuer intends to offer the securities: ALL US

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, MD, MA, MI, MN, MS, MO, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY

Eligibility

The Issuer certifies that all of the following statements are true for the Issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The issuer further acknowledges that they and no other predecessor has failed to comply with the on-going reporting requirements of Rule 202 of Regulation Crowdfunding.

Jumpstart Micro™

Overview

Imagine being able to play your favorite guitar solo from bands like ACDC, Van Halen, Taylor Swift, and Aerosmith. Now imagine being able to do it without musical training and within minutes....Introducing, AXE DIGITAL GUITARS.

Axe Digital Guitar is not a video game, or video game controller, it is a unique electronic musical instrument that lets you play the guitar to any song in the world and it does it with just 14 buttons and an electronic finger touch strum-field. Like we said, "No Strings Attached".

So, how do you sound like the guitar legend you're after? By downloading **Axe Packets**. These unique packets make you sound exactly like the original artist's guitars. You then play at your own pace as you work your way up to crushing that favorite song of yours like the guitar legend you always knew you could be. There are currently 50 Axe Packets available, with more to come.
The packets are created with a patent pending process we call "Atomizing Music". This is done without ever recording the songs. With Axe Digital Guitars, you're not tapping buttons on a game controller to stay in sync with music that's playing. You're not "playing along", you're actually playing. You provide the timing. You play the song.

Plug into a guitar amplifier, Bose speaker system, or headphones and start rocking out.

Axe Digital has been in Research and Development for 3 years, coming up with innovative solutions to create digital music technology. Now, we are ready to manufacture our product and start selling on the market. Our goal is to raise this round of financing to produce 1,000+ units for direct sales, begin the process of engaging with retail partners, and explore the possibility of licensing our technology. Research has shown that this is a new process, not currently in the industry. We are excited to introduce it to the world.

We have also been in discussions with a major retailer interested in a kid's version. Imagine, a child being able to play guitar without worrying about the difficulties of learning a stringed instrument.

For our investors we are also offering a discount of 50% on the purchase on an Axe Guitar system, which includes 7 initial Axe Packets.

Our CEO, James, has been a guitarist his entire life. He designed the product with the love, care, and attention to detail that only a true guitarist can bring.

We hope you will join us an Investor, customer and brand ambassador for Axe Guitar. We believe we are at the beginning of something very exciting.

Thanks for your interest & Rock On.

James & the Axe Guitar Team

Business Plan

Target Customers

Our target market is music enthusiasts of all ages. Focus group testing of our prototypes in big tech shows such as CES and TechDay NYC, has revealed that the demographics of our customers include both men and women of all ages with a primary range from fourteen to thirty-five as well as another more classic music range for the baby boomer generation.

Our potential customer base is tremendous in size. From those just starting out with music to people who always dreamed of being in bands to people who love games like Guitar Hero or Rock Band. And the beauty is, this isn't a game. You'll actually be playing those riffs and licks. We're taking the fantasy to a whole new level and customers will be thrilled with the results.

Solving a Problem.

Lots of people would love to pick up a guitar and start playing it. The reality, however, is that the guitar is a difficult instrument that takes years of training, discipline, and usually some innate musical skill. Our product allows the user to play like a pro without all that time, money, and trial and error. Throw on a packet for your favorite song and start PLAYING. Plug into an amp and show off for your friends and family. Don't play Guitar Hero, BE the guitar hero.

The AXE Guitar and Axe Packets

Axe Digital Guitar is a revolutionary solution that lets you play at your own speed and pace, not at a synced, preset tempo, which makes it unique in the market. Axe uses 14 buttons on the neck, which amazingly covers all of the main playing functions of an actual guitar.

With Axe Digital Guitar packets, you can practice and play solos, classic riffs, and full songs instantly. So what is a Packet? Each Axe Packet contains the guitar processing for a specific song. These packets of data are installed into your Axe Digital Guitar by USB. Axe doesn't follow canned performances consisting of pre-timed input triggers, but instead renders true guitar sound output and does so at any speed or tempo desired by the user. In simple terms, Axe Digital Guitar doesn't force you to play, it waits for you to play at your pace, learn as you go, and pick up the pace as you get comfortable. Think of it like **Guitar Karaoke**.

It only takes seconds to switch to a different Axe Packet. Simply enter the access code using the bookmark buttons on the neck. Switch from song to song with ease as you master your favorites. Once you're comfortable, play along to an MP3 or sign into YouTube and play along with the band. Grab your Axe, play along with Van Halen, and try not to smile. We dare you.

Jumpstart Micro™

Licensing and Distribution

Axe Digital Tech is engaged with Inventionland (www.inventionland.com), a nationally recognized firm which represents known brands in major retail stores, and product licensing. Inventionland is now representing Axe Digital Tech to leading companies and exploring licensing opportunities.

Technical Details and Pricing

The Axe Digital Guitar is fully loaded with all the following features:

- Internal high quality audio speaker and jacks for mini-headphone & output to guitar amplifier
- StrumZone - simply touch with your fingers to strum the invisible strings
- Bookmark Buttons - instantly go to specific areas of the song in order to practice over and over again
- 14 play buttons that comprise the entire functions of an actual stringed guitar
- Beautiful customizable body to instantly personalize your Axe Digital Guitar visually
- Rechargeable Battery Pack, so you can play your Axe Digital Guitar, On The Go, anytime anywhere

Profit Margins

Axe Digital Guitar retails for $259.95 in volume the cost per unit is $30.00 giving us a gross margin of 80%. When we move into large scale distribution, this margin will decrease. Our cost per unit will also decrease. We expect to maintain a gross margin above 50%.

Axe Packets retail for 99 cents with no costs of goods. These are downloadable packets from our website. Gross Margins at 100%. This does not include our R&D costs to produce each initial packet.

Market Opportunity:

Activision back in 2006 announced that Guitar Hero III Legends of Rock became the first game ever to reach $1 billion in sales. This comes a little under a year from when the publisher announced that the Guitar Hero franchise had surpassed the billion-dollar mark. Guitar hero's customer demographics include 53% of players being female. At its height in 2008, music rhythm games represented about 18% of the video game market. We are not a direct competitor of Guitar Hero, but believe our target market is similar and people who enjoy Guitar Hero will love Axe Guitar and actually playing music.

We appeal to music enthusiasts of all ages, male and female, whether you're an actual guitarist today, hope to be someday, or are just want to rock out in your spare time.

Competitive Advantage

Our Patent Pending Axe Digital Guitar and Axe Packets combined create a powerful product offering and competitive advantage which we can protect. The Axe Packets are created with a patent pending process we refer to as "Atomizing Music". This is done without the axe packet tech team ever recording the songs. You install a packet and play the song on your own. It teaches you timing, finger positioning, playing music by ear, and does so at your own pace without preset tempos and digital strings. Nothing else on the market accomplishes that.

Other guitar simulations do not let the user provide the timing. They continuously move at the set metronome tempo of the targeted song. Guitar Sims that rely on activation triggers that resemble real strings are complicated to master and can leave the user frustrated, wishing that had just picked up a real guitar instead. We make the fantasy of playing guitar like a Pro easy and fun.

Roadmap and Future

The Axe Digital Guitar is ready for production and we currently have 25 Axe Packets ready with 25 more already under development. Here is our roadmap to the future:

1. Finalize this capital raise

2. Begin production of 1,000+ units for sales. Manufacturer is ready to start.

3. Start selling direct to the market at a retail price of $259.95 which includes 7 Axe Digital Packets. Additional Packets can be downloaded from our site at prices ranging from $1.00 to $3.00 each. Our goal is to make them available on iTunes, and Google Play music's pages as downloadable links

4. Increase our sales and marketing efforts including hiring a manufacturer's representative to introduce our products into top retailers.

5. Explore the development of a kid's version which would play kid tunes and appeal to a young audience. A major retailer in this space has expressed interest and is ready to test. Image playing twinkle twinkle little stars and more kid favorites.

6. Beginning to explore licensing our technology for a variety of uses in the industry

Summary

Axe Digital has been in development for 3 years. The team knows the industry well and is prepared to begin production and distribution immediately. Our goal is to eventually be acquired. Once we have reached our roadmap milestones, including selling in major retailers, we believe our valuation will be very high and we will attract potential acquirers from both US and International companies. There is also the possibility of distributing profits to our shareholders, but our primary goal is to grow the overall value of the business and become an attractive acquisition.

We hope you find Axe Digital an appealing investment opportunity. We are a committed team, with a big vision for the company and everything ready to move into production right away.

Play like a Pro. With Axe Digital Guitars

Management Team and Officers

James Spencer, President, Managing Member

James Spencer is the Founder, and President of Axe Digital and responsible for the day to day operations of the business, and technical development of the company's technology. James has over 20 years of experience in programming computers in many languages as a contract software developer. His software development skills, and love for playing the guitar has led to the development of Axe Digital Guitar "splitting audio atoms" and TESS Japan. TESS Japan is in development as a "Text to Speech Software that can return true-to-life emotions". The first version is in the Japanese Language.

Michael Arter, CFO

Michael Arter, is the acting CFO of the company, Managing Member and a Founder of the Company. Michael is a CPA and has been doing accounting and tax work for Arter-Clark, Inc as the company president since September 1986. Michael oversees all aspects of the financial management of the Company. Graduated Columbus Business University 1973 with a Bachelor of Science in business administration with a major in Accounting.

Bruce McLellan, P.E.

Bruce McLellan is the founder of McLellan Engineering, Inc. and the principal engineer of the AXE Digital Guitar. Bruce has been working directly with James Spencer, getting the Axe Digital Guitar into a prototype model that can be set for tooling, and mass manufacturing. Bruce has been working with the Axe project since April 2015.

Bruce started McLellan Engineering, Inc. in 2001 to serve startups and entrepreneurs design, developing and deploying new products. Since opening, Bruce has designed over 150 products for the company. Bruce McLellan holds a Bachelor of Science Degree in Mechanical Engineering. He is a licensed Professional Engineer with over 25 years of new product design, development, and manufacture experience. Bruce has worked as a Mechanical Engineer at Motorola Cellular, and DELL Computer where he holds patents with both companies. Bruce also worked as an Engineer at Start UP Home Wireless Networks developing one the first home 802,11 wireless routers back in 1999.

Directors/Managing Member

Below are the Company Directors/Managing Members

Name:	James Spencer, Manager Member
Date of board service:	December 2008
Principal Occupation:	Software Development
Board Positions held and dates:	Managing Member from inception
Business experience (min 3 years) with employer, dates, titles and responsibilities.	See management team for details

Jumpstart Micro™

Name:	Michael Arter, CFO
Date of board service:	December 2008
Principal Occupation:	Certified Public Accountant
Board Positions held and dates:	Acting CFO of company since inception
Business experience (min 3 years) with employer, dates, titles and responsibilities.	See Management team for details

Name:	Robert Goldberger
Date of board service:	December 2008
Principal Occupation:	Attorney
Board Positions held and dates:	Managing Member from inception
Business experience (min 3 years) with employer, dates, titles and responsibilities.	See below

Robert Goldberger is a graduate of the University of Michigan and Northeastern University Law School. He was admitted into practice in 1976 and has been in private practice since 1991. Robert is a legal consultant to the Company and assists in all legal aspects of the business since 2008.

Name:	James Gaunt
Date of board service:	December 2008
Principal Occupation:	Retired Executive
Board Positions held and dates:	Managing Member from inception
Business experience (min 3 years) with employer, dates, titles and responsibilities.	See below

James Gaunt is a business advisor to the Company since 2012. James was a member of SCORE (Senior Corp of Retired Executives) from 1987-2004 where he counseled Small Business Start-ups. From 1984-1987 James was with AB Electrolux Corp as Vice President of Marketing responsible for product planning, sales and marketing. From 1968-1984, James was with Westinghouse Electric Corp as a manager of Product Planning and previously with General Electric.

Offering

Axe Digital is offering investors the opportunity to purchase LLC units in the Company. The target investment amount is $100,000 which represents 2.7% of the fully diluted units prior to the offering. Over-subscription of the offering can go as high as $500,000 for 12% ownership. The valuation has been based on comparisons to others in this market, uniqueness of the technology and pending patent. Axe Digital is a development stage company and it is ready to begin larger scale production of its Axe Digital Guitar and Axe Packets which have proven to be successful in field trials. Prior to the offering there are 1,466,667 LLC Units issued to the Founding team and advisors who are the only owner.

Jumpstart Micro™

Purpose of the Offering

The offering is to raise the capital needed to expand the business in multiple ways. Currently the Axe Digital Guitar and Axe Packets are ready to move into production with plans to press over 1,000+ units and begin selling them directly. The second opportunity is to create a kids version with Axe Packets which will have kids songs. The third opportunity is distribution and technology licensing. The capital raised will allow the Company to explore these strategic growth areas. As of today, the Company is working with a national guitar retailer who is expressing interest in the Axe Digital Guitar and a national toy store retailer interested in the kid's version. There is no commitment, but strong interest to evaluate the product once it's in production. Management also believes there may be an opportunity to license the technology.

Use of proceeds for minimum and maximum offering

After a successful capital raise, proceeds will be used in the following ways:

- Produce more than 1,000 Axe Digital Guitars and Axe Packets for sale. The company is ready to go into production.
- Begin marketing the solution as a direct sale and invest in marketing activities
- Begin production of a kids version of the Axe Digital Guitar with specific songs designed for young children
- Use some of the proceeds to engage with distributors and manufacturers representatives to promote the Axe Digital Guitar to major retailers.
- Continue to develop Axe Packets with new songs
- Finalize trade secrets and patent filings
- Begin to explore the viability of licensing our technology within the music industry.
- The Proceeds of the offering allows the company to produce its product and begin to expand into distribution and licensing.

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$ 100,000	$500,000
Less: Offering Expenses		
(A) Jumpstart Micro - 6%	$ 6,000	$ 30,000
(B) Marketing expenses	$ 6,000	$ 30,000
(C)	$	$
Net Proceeds	$ 88,000	$440,000
Use of Net Proceeds		
(A) Working Capital	$ 50,000	$300,000
(B) Marketing	$ 28,000	$100,000
(C) R &D	$ 10,000	$ 40,000
Total Use of Net Proceeds	$ 88,000	$440,000

Investors complete the transaction on the Funding Portal by reviewing all documents and disclosures. Once they are ready to invest, they select Invest Now on the Issuers listing page and provide their information to make an investment. A confirmation email is sent to the Investor, including a PDF of the

Jumpstart Micro™

transaction and notification of their right to cancel. Once the minimum target is met the investment is processed.

With 30 days from the receipt of funds by the Issuer they will deliver a security certificate to the Investor which will be prepared and delivered by the Company Attorney.

An investor may cancel an investment commitment as follows:

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

- Jumpstart Micro will notify investors when the target offering amount has been met.

- If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment within 5 days after a material change is made by an Issuer and investor is notified, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

Terms of the offering

Terms of the securities being offered:	Voting LLC Units
Voting Rights:	Yes
Limitations on voting or other rights:	No limitations on voting rights. Same rights as existing LLC units
How may the terms of the securities being offered be modified?	The terms of the securities cannot be modified after Issuance.

Restrictions on Transfer of the Securities Being Offered

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights	Notes if other rights
Preferred Stock (list classes)					
NONE					
LLC Units:	1,666,667	1,466,667	Yes	No	
Debt Security:					
Other:					

Class of Security	Securities reserved for issuance upon exercise or conversion
Warrants:	
Options:	
Other Rights:	
Total Fully Diluted Shares/Units:	**1,466,667**

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Principal Security Holders

Below is a description of the current security holders of the Issuer with 20% or greater ownership.

Name of Holder	Class of Security	Number of Securities Held	% of voting power prior to the Offering
James Spencer	LLC Units	535,333	32.1%
Robert Goldberger	LLC Units	337,333	20.2%
James Gaunt	LLC Units	278,667	16.7%
R. Michael Arter	LLC Units	124,667	7.5%

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities identified above? **The Issuer has only one class of security in the company. The new investors will have voting rights but minority ownership and will need to rely on the Managing Members who have the majority ownership to use their best judgement to make decisions which as in the best interest of all the investors.**

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? **No, these class is the same and they act together.**

How could the exercise rights held by the principal shareholders identified above effect the purchasers of the securities being offered? **The founder holds a majority of the shares and voting rights which provides them the ability to take actions on behalf of all stakeholders. This includes management decisions, debt instruments, declaring a dividend and the future sale or closing of the business. The unitholders from this offering will have a minority interest in the Issuer.**

How are the securities being offered valued**? Valuation has been determined by comparisons to companies in this market, and based on future revenue projections using a discounted cash flow method as well as valuating the technology future.**

What are the risks to purchasers of the securities relating to minority ownership in the issuer? **The founder will have a majority of the shares and voting rights after the offering is completed. This provides them the ability to make management decisions which are in the best interest of the company and unitholders.**

What are the risks to purchaser associated to corporate actions: (including additional issuance of securities, issuer repurchase of securities, a sale of the issuer or assets of the issuer, or transactions with related parties? **Should the company need additional capital this may come in the form of Debt which will be senior all equity positions in the company. If a new equity offering is made, the company will issue more units which will dilute the value of existing shares. All of these could dilute the value for existing owners.**

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Current Debts

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
None	$0	%		

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12 month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

      (1) any director or officer of the Issuer;

      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

      (3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

      (4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			$

Tax Considerations

The Issuer intends to treat the Securities as an Equity Investment. As an LLC, each Investor will receive a form K-1 which will show their portion of profits or losses. Each investor will be required to file this form with their annual taxes. In some cases, there may be undistributed profits. Management will make all efforts to avoid this situation. In most cases, profits will be distributed to all investors unless distributing profits would have a negative effect on operations or the growth of the business.

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Risk Factors

Below is a discussion of the specific risk factors associated with an investment in the Issuers securities. Additional, more general risks factors are part of the Jumpstart Micro disclosure as Appendix A.

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

- **Management Team Risk** - A key member of the management team may become ill and unable to work for an extended period of time
- **Manufacturing Cost Risk** – Currently the company plans to begin production of the Axe Digital Guitar in the U.S. When sales increase the company will look to China and other locations to reduce production costs. Overall, manufacturing costs may fluctuate, and there is the risk of quality which would affect the brand.
- **Revenue Risk** – The projections provide assume certain levels of sales. If these projections are off, the revenue will not reach the projections which will affect the cash flow of the company.
- **Unforeseen Losses Risk** – Units costs may be higher than expected, retail prices may change or other factors which may cause unforeseen losses.
- **Capital Risk** - Company may need raise additional capital which would result in dilution of the value for current shareholders
- **Technical Risk** - Company may experience technical issues on future product releases resulting in spending more on product development than contemplated
- **Financing Risk** - Company may need to take on bank debt or leases which become a priority over existing shareholders in the event of a liquidation of the company
- **Competitive Risk** - A major competitor may enter the market with a competing solution, reducing the demand for the company's product
- **Product Demand Risk** – Demand for the Axe Digital Guitar may be less than anticipated and marketing spend may be higher to reach the demand which would result in less revenue and profits than contemplated
- **Lack of Profitability Risk**- The net profits may not be achieved which would prevent the company from declaring a distribution of profits to the shareholders
- **Exit Strategy Risk** - The exit plan of a sale of the business may take longer than expected or not be achieved

CURRENT, HISTORICAL AND PRO FORMA FINANCIAL STATEMENT

To illustrate the potential of the Issuer, the management team has prepared this set of financial which include historical, current and projections. The projections are based on reasonable performance estimates by the Issuer which are outlined in the business plan. They also assume a successful completion of this offering. The financials are based on benchmarks against other companies in this industry and believe to be achievable by the management team based on current market conditions. Please see risk disclosure section to understand the potential changes which would affect projections.

Axe A.I. Technologies LLC was form on December 8, 2008. The financial statements below are based on raising $500,000.

AXE A I TECHNOLOGIES LLC
PRO FORMA BALANCE SHEETS
DECEMBER 31, 2016 2017 & 2018

	2016	2017	2018
ASSETS			
CURRENT ASSETS			
CASH	427,820	2,278,170	7,255,570
FIXED ASSETS			
OFFICE EQUIPMENT	13,452	38,452	38,452
TOOL	95,000	145,000	145,000
TOTAL	108,452	183,452	183,452
LESS: ACCUMULATED DEPRECIATION	4,427	12,227	30,227
NET FIXED ASSETS	104,025	171,225	153,225
OTHER ASSETS			
PATENT	750	750	750
LESS: ACCUMULATED AMORTIZATION	175	225	275
NET OTHER ASSETS	575	525	475
TOTAL ASSETS	532,420	2,449,920	7,409,270
LIBILITIES & EQUITY			
CURRENT LIBILITIES			
EQUITY			
MEMBERS EQUITY-1,666,667 UNITS	532,420	2,449,920	7,409,270
TOTAL LIABILITIES & EQUITY	532,420	2,449,920	7,409,270

Financial Summary

Axe A.I. Technologies, LLC has been in business since 2008 creating software solutions. In 2014, the company started working on the Axe Digital Guitar project and in 2015 it became for core focus of the business. In 2014, and 2015 the company had losses attributed to the development efforts. Attached as Appendix C are the Reviewed Financial statements for the company which demonstrate the historical performance. The company is now in the development stage and raising this round of funding to move into production.

It should also be noted, that the company intends to distribute earnings each year to the owners at a level which will not decrease the growth of the business. The financial notes in the previous section provide details of the plans. These distributions are not guaranteed.

Operating History

The Company was formed in December 2008. However, the Axe Digital Technology began development in 2014. To date, the company has losses due to a focus on technology development.

Financial Statements

Attached as Appendix C is the company's current financial statements reviewed by a certified Public Accountant.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: June 30 of the following year, 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at:
http://axedigitalguitar.com/annualreport
The issuer must continue to comply with the ongoing reporting requirements until:
> (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
> (3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
> (4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or
> (5) the issuer liquidates or dissolves its business in accordance with state law

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Appendix A – Additional Disclosure Statement

Additional, general disclosures are located at **https://jumpstartmicro.com/about/83.html**. The contents are as follows:

All members of the Jumpstart Micro Community should read this disclosure carefully

Jumpstart Micro Disclosure

All members of the Jumpstart Micro Community should read this disclosure carefully. You will be asked to acknowledge your understanding before making an Investment or offering securities. These items are all designed to foster a positive environment and protect the rights of all members. They also define what you should expect when using Jumpstart Micro.

The process for the offer, purchase and issuance of securities through the Funding Portal

Offering – Issuers use the Funding Portal tools to create a listing page of pertinent information for Investors to review and consider. Investors have the ability to ask questions in a public forum with other Investors to gain more insight. An offer may be debt with repayment terms and interest or equity (stock) where the Issuer sells shares in their company to Investors.

Purchase – Investors can purchase the securities offered by an Issuer by selecting the "Invest Now" button. An Investor is then taken to an additional page and asked for more information such as a social security number and the amount of investment. They are also asked to confirm disclosure information. An email will be sent to confirm the details of the investment and include the amount being invested and the share price. In addition, instructions are sent on how to send the investment by ACH, wire or check. The investments always go into an Escrow Account with a bank to be held until the target amount being raised is met. If the target amount is not met by the closing date the investment is return by the bank. Jumpstart Micro does not hold any investor funds. There is also a right to cancel defined below.

Issuance – Once the transaction is completed, the Issuer is responsible for issuing the security documents or shares to the Investors. If held by a Transfer Agent this is an electronic acknowledgement. If not, it will be a paper stock certificate or document sent. Additional notifications and annual reports are also required and defined below.

Refund – If an issuer did not complete an offering, for example, because the target was not reached or the issuer decided to terminate the offering, JSM will, within five business days send to each investor who had made an investment commitment a notification disclosing the cancellation of the offering, the reason for the cancelation, and the refund amount that the investor should expect to receive. This notification, like other notifications is by email.

The risks associated with investing in securities offered and sold in reliance on Regulation Crowdfunding

Risk of Investing - The purchase of stock or debt in early stage companies is only suitable for persons or entities that can afford the risk of losing their entire investment. The Issuers business, financial condition and operating results could be adversely affected by any of a number of factors, and you could lose part or all of your investment. The risks and uncertainties described by Issuers are not the only ones that the company may face. Additional risks and uncertainties not currently known, or that are currently thought of as immaterial, may also impair business operations. Jumpstart Micro, Inc. only provides a portal to present investment opportunities and does not evaluate or recommend any investments. Investors and Issuers agree to hold jumpstart micro, Inc. harmless.

An additional risk relates to minority ownership by Investors. Depending on the security an Investor may or may not have voting rights and collectively with the other investors may have a minority interest in the Issuer Company. Having a minority interest limits an Investors ability to make any decisions and all investors should consider this risk and assess their confidence in the management team to make prudent decisions in the interest of all stakeholders.

Types of Securities offered by Issuers

Issuers can offer Equity (stock) or Debt securities. An Equity investment gives the Investor ownership in the Company and does not get paid back for their investment or receive any type of payments. The exception to this is if the company is profitable and management decides to issue a cash dividend to the shareholders. In most cases you are buying the stock in belief that over time the value will grow and the company will either sell the business to a larger company or take action to create liquidity for the shareholders such as going public or bringing in a larger investor who can offer to buy back the shares owned by Investors. There are common stock and preferred stock in a corporation. Preferred is a higher class of stock. A Company may also be a Limited Liability Company (LLC). Please see Learn More for details.

Debt is an agreement to repay your investment with interest over a defined period of time. An example is to raise $300,000 and pay it back at an interest rate of 10% annually over 5 years. The monthly payments will be defined in the agreement. Debt is inherently less risky. In Bankruptcy, a debt holder is paid back before any equity holders receive any benefit.

Read any provisions carefully. Issuers may offer other features that must be disclosed such as buy back rights, or in the case of debt it might be interest only with a balloon payment of the principal at the end. These will be clearly defined.

The restrictions on the resale of securities offered and sold

The securities being purchased are private securities; meaning there is no public market where you can sell the securities. At a minimum you cannot transfer or sell any securities purchased for 12 months. Even after 12 months there may not be a market for the securities. It is best to consider any investment through the Crowdfunding process to be one where you are investing on the long term future of the company. During the first 12 months these transfer exceptions are allowed: 1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Types of information that an issuer is required to provide in annual reports, the frequency of the delivery of that information, and the possibility that the issuer's obligation to file annual reports may terminate in the future

An issuer is required to identify a location on their website where Annual Reports will be filed each year. They must post these for Investors within 120 days from the end of their corporate fiscal year end (when they filed their corporate taxes. Typically, 12/31, but not always).

- o The annual report will contain financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If Issuer has financial statements that have been reviewed or audited by an independent certified public accountant, they will be provided.
- o The annual report should include the information filed in the offering statement* and disclose information about the company and its financial condition, as required in connection with the offer and sale of the securities.
- *Offering Statement is filed with the Securities Exchange Commission prior to offering securities to Investors.
  - o Issuer must post the annual report on its website and make them available to investors. The final rules do not require delivery of a physical copy of the annual report.
  - o Termination of reporting may occur if the following conditions are met:
- The issuer has filed at least one annual report and has fewer than 300 holders of record;
- The issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
- (Sales of the business) The issuer or another party purchases or repurchases all of the securities including any payment in full of debt securities or any complete redemption of redeemable securities; or
- The issuer liquidates or dissolves in accordance with state law.

The limits on the amounts investors may invest

The new Crowdfunding Rules limit the amount an Investor may invest in all crowdfunding offerings in any 12-month period.

- If you have an annual income *or* net worth of less than $100,000 you are only permitted to invest up to the greater of (1) $2,000 and (2) 5 percent of the lesser of your annual income or net worth.
- If you have an annual income *and* net worth greater than or equal to $100,000, you may invest up to 10 percent of the lesser of your annual income or net worth.
- Regardless of above no investor is permitted to purchase more than $100,000 worth of securities in any 12-month period.
- Holders of securities sold in a crowdfunding offering will generally be required to hold all securities purchased for a least one year before engaging in sales.

The circumstances in which the issuer may cancel an investment commitment

Issuers can cancel an Investors investment under these circumstances:

- Issuers are required to report all material changes while selling securities. Investors are notified of the change and have 5 days to reconfirm their investment or it is cancelled. The offering is also extended an additional 5 days. A notice will be sent out to the investor with the reason for the cancellation and the investment will be refunded if funds were collected. All communications will be by email to the Investors registered email address on the portal.
- If the target investment is not met, the investment is cancelled and returned to the Investor.
- The escrow agent bank will perform and Anti-Money Laundering check which is standard practice at a bank. Should this come back negative the Investor funds will be returned.

The limitations on an investor's right to cancel an investment commitment

Investors have a right to cancel their investment in these circumstances

- Once the Issuer has met its target investment amount the site will reflect that it has reach the target and is no longer accepting investments. A notice from Jumpstart Micro will go to Investors to inform them and Investors will be given 48 hours to cancel their investment. If not cancelled, Investors are required to make their committed investment if he was not already made.
- Investors are notified of any material changes and given 5 days to reconfirm their investment before it is cancelled.

The need for the investor to consider whether investing in a security offered and sold is appropriate for him or her

This disclosure identifies a number of risks for investors which include the potential loss of investment, lack of control as a minority shareholder, the unpredictable future of the Company and potentially long term nature of investing in early stage companies. Each Investor should consider these risks seriously and seek any advice needed before making an investment.

Following completion of an offering, there may or may not be any ongoing relationship between the issuer and Jumpstart Micro.

Jumpstart Micro is a Crowdfunding Portal to bring Issuers and Investors together. Once an Issuer has completed their offering there may or may not be an on-going relationship between Jumpstart Micro and the Issuer. Investors will own securities in the Issuer and will have a direct relationship with them regarding the securities. Jumpstart Micro will be available should the Issuer choose to offer additional securities (Issuers can offer up to $1M each year) and may in the future offer other services to help with annual reports and consulting. Investors should understand this change to working directly with the Issuer once the transaction is complete.

Information Disclosed by Issuers (Note JSM works through process with Issuer)

This information will be disclosed by Issuers to Investors

- Information about officers and directors as well as owners of 20 percent or more of the issuer
- A description of the issuer's business and the detailed use of proceeds from the offering
- The price to the public of the securities or the method for determining the price, the target offering amount, the deadline to reach the target offering amount, and whether the issuer will
- A discussion of the issuer's financial condition including certified, reviewed or audited financial information using Generally Accepted Accounting Principals
- Copy of FORM C Offering Statement filed with SEC with legend stating the risks of investing in a crowdfunding transaction
- Breakdown of compensation to Jumpstart Micro and other costs associated with the offering
- The location on the issuer's website where investors will be able to find the issuer's annual report and the date by which such report will be available on the issuer's website
- Disclosure if issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding
- Issuers must disclose their current number of employees
- Issuers must disclosure the material terms of any indebtedness including, among other items, the amount, interest rate and maturity date of the indebtedness
- Issuers are required to provide disclosure about the exempt offerings they conducted within the past three years describing the date of the offering, the offering exemption relied upon, the type of securities offered and the amount of securities sold and the use of proceeds
- Through JSM, Issuers must show progress updates towards their target amount
- Provide a right to cancel the transaction after 48-hour notice of completion
- Disclosure of any material changes, whereby the Investors need to reconfirm their investment within 5 days.
- Issuers can offer a fixed target amount or a range with a minimum and maximum. If a range Issuers disclose where additional funds will be used.

Communications

On the funding portal investors may ask questions to issuers about the offering and issuers will answer. All questions and answers are available for public viewing in an effort to help all investors assess the opportunity. Investors can also post reviews and issuers can provide periodic updates on their progress. All communications shall be based on principles of fair dealing and good faith. Issuers and anyone who promotes an Issuer on the portal are required to clearly disclose in all communications the fact that he or she is engaging in promotional activities on behalf of the issuer and identify their relationship and if they are being compensated.

Code of Conduct

The Jumpstart Micro funding portal is designed to bring investors and issuers together and facilitate communications. It is expected that all parties conduct themselves in a professional, respectful manner. No communication may make any false, exaggerated, unwarranted or misleading statement or claim. No communications may be disparaging, or contain any type of foul, sexist or racist comments. We encourage our members to report any concerns of abuse and reserve the right to terminate any person's membership without recourse should we determine any inappropriate behavior. Jumpstart Micro also reserves the right to terminate an offering if we become aware of information that causes us to believe that the issuer or the offering presents the potential for fraud or otherwise raises concerns about investor protection.

Educational Materials

Educational materials are available on the Learn More page. Additional links below provide investment guidance and regulations from the SEC (Securities and Exchange Commission), and FINRA (Financial Industry Regulatory Authority).

- Investment Basics
- SEC- Crowdfunding for Investors
- FINRA – Know your Net Worth
- FINRA – Tools and Information for Investors
- SEC – Beginners Guide to Financial Statements

Compensation

Jumpstart Micro is compensated for its services with an upfront listing fee paid for by the Issuer and a success fee which is a percentage of the money raised not to exceed 6%. Some additional fees are passed through to the Issuer for bank services such as an Escrow account and fees on funds going into or out of the escrow account. Funds are held in escrow at a banking institution until the investment target is met.

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Appendix B – 503 Eligibility

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security;

    (ii) involving the making of any false filing with the SEC; or

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security;

    (ii) involving the making of any false filing with the SEC; or

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this Disclosure bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer;

        (B) engaging in the business of securities, insurance or banking; or

        (C) engaging in savings association or credit union activities; or

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent,

    manipulative or deceptive conduct and for which the order was entered within the 10dyear period

    ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer,

    investment adviser or funding portal;

    (ii) places limitations on the activities, functions or operations of such person; or

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

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(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Appendix C – Financial Statements

REVIEWED BY CPA

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